UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

July 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

2 July 2026

Block Admission Application

Smith & Nephew plc ("the Company") hereby notifies the market that an application has been made to the London Stock Exchange for a total of 150,000 ordinary shares of US20¢ each to be admitted to trading.

The shares are expected to be admitted to trading on the London Stock Exchange on 6 July 2026.

These shares are being reserved under a block admission and will be issued to settle the award of shares pursuant to the Company's employee share plans.

When issued, these shares will rank pari passu with the existing ordinary shares.

Philip Horner
Deputy Company Secretary
Smith & Nephew plc
Tel:    +44 (0)1923 477100

LEI:    213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary